

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 8, 2016

Thomas C. Kennedy
Senior Executive Vice President and Chief Financial Officer
Hertz Rental Car Holding Company, Inc.
8501 Williams Road
Estero, FL 33928

> **Re:** **Hertz Rental Car Holding Company, Inc.**
> **Form 10-12B**
> **Filed December 21, 2015**
> **File No. 001-37665**

Dear Mr. Kennedy:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Susan Block

                                        Susan Block
                                        Attorney-Advisor
                                        Office of Transportation and Leisure

cc: William L. Tolbert
        Jenner & Block LLP